Mail Stop 3561
December 28, 2005


Eduardo Rodriguez, Chairman
Headliners Entertainment Group, Inc.
501 Bloomfield Avenue
Montclair, NJ  07042

      Re:	Headliners Entertainment Group, Inc.
		Form SB-2 filed December 2, 2005
		File No. 333-130081

Dear Mr. Rodriguez:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management, page 24
Executive Compensation, page 25
Employment Agreements, page 25

1. Please explain to us and disclose the business purpose of the management contract with G&H Management LLC and the benefit to Headliners. Explain to us your consideration of FIN 46(R) in regard to this contract and your association with Global Concepts, Ltd that is also a party to this contract.

Selling Shareholders, page 30
Relationships with Headliners Entertainment Group, page 31

2. We note the succession of exchanges of notes and debentures issued to Cornell Capital. Please explain to us your accounting for each exchange in accordance with EITF 96-19.

3. Refer to the last bullet on page 32 in regard to the secured convertible debenture issued to Cornell Capital on November 17, 2005.
It appears that the debenture has a beneficial conversion feature in that it was immediately convertible at less than the market price. Please explain to us your accounting for this debenture in accordance with EITFs 98-5 and 00-27. Include in your explanation the effect given to the 10 million warrants issued to Cornell Capital contemporaneously in connection with the debenture. In this regard, refer to Issue 1 in Part II of EITF 00-27 (as well as other issues that may apply) and paragraphs 16 and 17 of APB No. 14 for guidance.

4. Please explain to us your consideration of paragraphs 12 and 11(a)
of FAS 133 and paragraphs 4 and 12 through 32 of EITF 00-19 in accounting for the conversion feature of the convertible debenture issued to Cornell Capital on November 17, 2005.

Financial Statements, page 36
Audited Financial Statements for Headliners Entertainment Group, page F-1

5. Please note that if your filing is not effective prior to February
15, 2006, you must update to provide audited financial statements as of and for the year ended December 31, 2005, in accordance with
Item 310(g)(2) of Regulation S-B.

Unaudited Pro Forma Condensed Financial Statements, page F-90

6. Please revise the introductory information and pro forma statement of operations for 2004 to reflect the circumstances, terms and conditions associated with the "Settlement Agreement" dated July 22,
2005 as they relate to the effect of the acquisitions presented herein.

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-92

7. Please remove this statement from your filing. It is not necessary to include such, as your filing includes historical financial statements that reflect the acquisitions.

Unaudited Pro Forma Condensed Combined Statement of Operations

8. It appears that amounts are missing in some columns for some of the line items (for example, the pro forma combined amount for general and administrative expenses and interest expense; the summation in arriving at the $483,853 pro forma adjustment in the total general and administrative expenses line). Additionally, the footnotes to this statement refer to notes f and h, yet these notes and their related amounts do not appear in the statement. Please revise accordingly.

9. Include a pro forma statement of operations for the interim period ended September 30, 2005 that reflects the effects of the acquisitions, in accordance with Item 310(d)(2)(i) of Regulation
S-B.

10. Please expand the footnotes to include all significant assumptions relevant to the adjustments reflected, including depreciation to the extent material, so readers may have a clear understanding of the reasons and basis for the adjustments.

Item 27. Exhibits and Financial Statement Schedules
Exhibits

11. Please file the "Investor Registration Rights Agreement" referred to in the "Amended and Restated Secured Convertible Debenture" dated November 17, 2005.

Form 10-QSB:  For the Quarters Ended March 31, 2005, June 30,
2005, and September 30, 2005

12. Please amend each Form 10-QSB in its entirety to include certifications of the individual that serves as the principal financial officer. If Mr. Rodriquez served as both the principal executive officer and principal financial officer for these reports, amend each in its entirety to include certifications accordingly.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*****

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Doug Jones at (202) 551-3309 or me at (202)
551-3812 with any questions.


      Sincerely,



      Michael Fay
      Branch Chief



cc:	Via Facsimile (718) 965-4042
	Robert Brantl